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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              ---------------------

                             CONCENTREX INCORPORATED
                            (Name of Subject Company)

                              JH ACQUISITION CORP.
                                       and
                             JOHN H. HARLAND COMPANY
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    20589S105
                      (Cusip Number of Class of Securities)

                              JH ACQUISITION CORP.
                           C/O JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                              ATTN: JOHN C. WALTERS
                            TELEPHONE: (770) 593-5617
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Offerors)

                              ---------------------
                                    Copy To:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600
                              ---------------------

                            CALCULATION OF FILING FEE
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              TRANSACTION VALUATION                AMOUNT OF FILING FEE*
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                  $41,968,619                            $8,394
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  * For the purpose of calculating the fee only, this amount assumes the purchase of 5,995,517 shares of common stock, no par value per share, of Concentrex Incorporated at $7.00 per share. Such number includes all outstanding shares as of July 17, 2000, and assumes the exercise of all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

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[X]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $8,394        Filing Party: John H. Harland Company
                                                      JH Acquisition Corp.
Form or Registration No.: Schedule TO   Date Filed:   July 21, 2000

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [X] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                                                     Page 2 of 5


         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 21, 2000 and as amended on August 9, 2000, by John H. Harland Company, a Georgia corporation ("Harland"), and JH Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Harland (the "Offeror"). The Schedule TO relates to the offer by the Offeror to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Concentrex Incorporated, an Oregon corporation ("Concentrex"), at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated July 21, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 9, 11 and 12

         Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         1. The second full paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Concentrex" on pages 14 and 15 is hereby amended and restated to read in its entirety as follows:

                           "Certain Financial Projections for Concentrex. Prior
                  to entering into the Merger Agreement, Harland conducted a due diligence review of Concentrex and in connection with such review received certain non-public information provided by Concentrex, including certain projected financial information (the "Projections") for the years ended December 31, 2000 through 2002 and preliminary results for the three and six months ended June 30, 2000, each as set forth below. Concentrex does not in the ordinary course publicly disclose projections and the Projections were not prepared with a view to public disclosure. Accordingly, none of Concentrex, Harland or the Offeror intends to, and specifically declines any obligation to, update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the Projections are shown to be in error. Also, none of Concentrex, Harland or the Offeror intends to, and specifically declines any obligation to, update or revise the Projections to reflect changes in general economic or industry conditions. Concentrex has advised Harland and the Offeror that the Projections represent what Concentrex believes to be a reasonable estimate of Concentrex's future financial performance and reflect significant assumptions and subjective judgments by Concentrex's management regarding industry performance and general business and economic conditions. In particular, Concentrex assumed (a) a dramatic acceleration of product sales growth in excess of historical results, (b) that Concentrex would have sufficient cash flow to fund its operations and (c) that Concentrex's rate of profitability would increase in a manner consistent with revenue growth. The Projections do not give effect to the Offer or the potential combined operations of Harland and Concentrex. The Projections are set forth below in this Offer to Purchase for the limited purpose of giving the holders of the Shares access to the material financial projections prepared by Concentrex's management that were made available to Harland and the Offeror in connection with the Merger Agreement and the Offer.

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                                                                     Page 3 of 5


                           HARLAND AND THE OFFEROR, AFTER DISCUSSIONS WITH
                  CONCENTREX, BELIEVE THAT THE PROJECTIONS, AS A WHOLE, WOULD NOT BE ATTAINABLE FOR CONCENTREX ON A STAND-ALONE BASIS. Based on the year-to-date results of Concentrex which were reviewed by Harland, as well as Harland's assessment of the sustainability of the growth rates of Concentrex, Harland concluded that the Projections would not, as a whole, be attainable. In particular, Harland believes that the Projections are not attainable primarily because the revenue is overstated for the periods indicated. In addition, Harland believes that the projected cost of revenue and operating expenses are understated in relation to the levels of projected revenue."

         2. Item 12 of the Schedule TO is hereby amended and supplemented to add:

                  "(a)(13)          Press Release issued by Harland on August
                                    16, 2000."




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                                                                     Page 4 of 5


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      JOHN H. HARLAND COMPANY
                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President

                                      JH ACQUISITION CORP.
                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President

Date: August 16, 2000



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                                                                     Page 5 of 5


                                  EXHIBIT INDEX

Exhibit No.         Exhibit Name
-----------         ------------
*(a)(1)             Offer to Purchase dated July 21, 2000.
*(a)(2)             Form of Letter of Transmittal.
*(a)(3)             Form of Notice of Guaranteed Delivery.
*(a)(4)             Form of Letter from the Information Agent to Brokers,
                    Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(5)             Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
*(a)(7)             Summary Advertisement as published on July 21, 2000.
*(a)(8)             Press Release issued by Harland on July 17, 2000.
*(a)(9)             Press Release issued by Harland on July 21, 2000.
*(a)(10)            Press Release issued by Harland on August 7, 2000.
*(a)(11)            Transcript from Harland analyst conference call on July 17,
                    2000.
*(a)(12)            Excerpts from the transcript from Harland analyst conference call on July 24, 2000 relating to the Concentrex transaction.
 (a)(13)            Press Release issued by Harland on August 16, 2000.
*(b)                Commitment Letter dated July 26, 2000 from SunTrust Bank and
                    SunTrust Equitable Securities, together with the related
                    Summary of Terms and Conditions
*(d)(1)             Agreement and Plan of Merger, dated as of July 17, 2000, by and among John H. Harland Company, JH Acquisition Corp. and
                    Concentrex Incorporated. (Incorporated by reference from
                    Appendix A to the Offer to Purchase filed as Exhibit (a)(1)
                    hereto.)
*(d)(2)             Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH
                    Acquisition Corp. (Incorporated by reference from Appendix B to the Offer to Purchase filed as Exhibit (a)(1) hereto.)

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* Previously filed.